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                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


  THE FOLLOWING IS A CONFERENCE CALL SCRIPT USED BY TELECORP ON MAY 5, 2000.
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                      TeleCorp PCS Conference Call Outline
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The following is an outline for the conference call scheduled for Friday, May
5th at 8:30 a.m. Eastern Time.
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A.  Introduction (Mary Ellen Adipietro)
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    At the beginning of the call, Mary Ellen will greet the participants and make a short introduction. The introduction will include:
    .  Names and positions of TeleCorp management present on call:
       -  Jerry Vento, Chairman and Chief Executive Officer
       -  Tom Sullivan, Executive Vice President and Chief Financial Officer
       -  Julie Dobson, Chief Operating Officer
 .  Purpose of the call (review results)
 .  Safe harbor statement:
       - Except for historical information, the matters discussed on this conference call that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented.

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B.  Overview  (Jerry Vento)
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Thanks, Mary Ellen.  Good morning everyone and thanks for joining.  Without question, this has been an extremely productive quarter at TeleCorp. We've had our best quarter ever, from subscriber growth to network build and expansion. Just this week, we announced the launch of two new markets - Oxford, MS and Fort Smith, AR - bringing our total to 30 launched markets.

Over the past quarter we announced several strategic transactions that when completed will position TeleCorp as the third largest PCS carrier in the U.S. and the 9th largest wireless carrier in terms of licensed population - namely our merger with Tritel and the concurrent exchange of properties with AT&T. We also closed three previously announced transactions giving us additional valuable licenses and spectrum in some of our markets, which I'll tell you more about in a minute.

At the same time, we made great strides in the expansion of our existing network, which now covers approximately 74% of our licensed area, with 815 cell sites and six switches at the end of the quarter, vs. 66% coverage at December 31, 1999:

1. We achieved record quarterly net adds of over 86,000, a 61% increase in subscribers and 40% increase in revenues for 1st Quarter 2000 over 4th Quarter 1999. The total number of PCS subscribers at quarter end was 228,337. At April 30th we had more than 254,000 PCS subscribers. Proforma for our acquisition of Tritel announced in February of this year, TeleCorp and Tritel had combined PCS subscribers of 292,137 at March 31, 2000 and more than 332,000 at April 30, 2000.

2. We produced approximately 57 million roaming minutes for the quarter, an increase of 46% over 4th Quarter 1999. These minutes generated $11.5 million in high margin revenues, representing 21% of total revenues;

3. We have carried over 310 million minutes through April on our network with less than 1% dropped calls;

4. We launched our services in two new markets, Lakes Charles, Louisiana and Russellville, Arkansas ending the quarter with 28 launched markets.

5.  and.....We made significant strides on our wireless data offering with the first successful two-way SMS and Internet services trial over a TDMA network in January, and the first successful demonstration of WAP, or Wireless Application Protocol, services over a TDMA network in February. And lastly, on April 19th we launched SunBurst Information Services, which provides our SunCom subscribers with access to a wide range of personalized wireless Internet services.

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Details on Tritel Merger
------------------------

As you all know, at the end of February, we announced an all stock, tax-free merger with Tritel, AT&T Wireless' second largest affiliate.

This merger combines two of the most valuable wireless service territories in the United States and creates a new contiguous service area that connects the middle of the country, in addition to the Commonwealth of Puerto Rico, which allows us to play a more strategic role for AT&T Wireless.

We have put together transition teams from both companies who are working diligently to ensure the seamless merger of our companies from sales and marketing to customer service to network operations. We are making progress combining these two companies with their common missions and similar cultures.

We've recently made our "application for consent" with the Federal Communications Commission and the Hart Scott Rodino filing with the Department of Justice. We look to have our S4 filed in the coming weeks. We expect these transactions to close in the 4th Quarter of 2000.

Property Swap with AT&T
-----------------------

Concurrent with the merger announcement, we also agreed to an exchange of wireless properties with AT&T Wireless. In exchange for licenses and rights to acquire licenses serving six million people in Wisconsin, including Milwaukee and Madison; and Iowa, including Des Moines and Davenport, we will transfer to AT&T Wireless our New England properties, representing 1.9 million people.

At the same time AT&T Wireless also agreed to extend its affiliation agreements to another 1.4 million POPs in the Midwest should TeleCorp acquire these licenses. And, finally AT&T Wireless agreed to extend its initial five-year brand sharing agreement for an additional two years upon the closing of the merger.

The exchange and the contribution will result in a net increase in the TeleCorp pro forma licensed service area by four million people, bringing us to 35 million. TeleCorp's pro forma footprint will include two additional markets in the top 100: Milwaukee, Wisconsin and Des Moines, Iowa. While our New England market was an excellent market for us, the new properties better fit our contiguous service area. When you couple them with the Tritel properties, our operation will run from the Great Lakes to the Gulf of Mexico, right through the heartland of the country, in addition to the Commonwealth of Puerto Rico and cover 16 of the top 100 markets.

The expansion and unification of our footprint will bring economies of scale and operating efficiencies, and it will present a more fertile landscape for offering and delivering wireless data.

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Closed Additional Transactions:
--------------------------------

We also closed three transactions in April:

1) We acquired TeleCorp LMDS, Inc., gaining service licenses covering 1100 MHz in the Little Rock, Arkansas BTA, and 150 MHz in each of the Beaumont, Texas, New Orleans and Baton Rouge, Louisiana, San Juan and Mayaguez, Puerto Rico, and the U.S. Virgin Islands BTAs;

2) We acquired the 15% remaining of Viper Wireless, Inc. which we did not previously own; completing our acquisition of additional spectrum in Louisiana, Tennessee and Puerto Rico.

3) And we acquired 15 MHz of additional spectrum in the Lake Charles, Louisiana BTA from Gulf Telecom, L.L.C.

Now, I'm going to turn the call over to Tom Sullivan to give you some more details on our financial performance,and then Julie Dobson will give you an overview of TeleCorp's operations and the status of our network build-out.

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C.  Financials (Tom Sullivan)
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Revenue:
--------
    -  TeleCorp reported total revenue of $55.4 million for the quarter with
         -  Quarterly service revenue of $36.9 million
         -  Quarterly Roaming revenue of $11.5 million, and
         -  Quarterly Equipment revenue of $7.0 million.
         - This represents a 40% revenue increase over the fourth quarter of 1999.

Our financial performance reflects continued strong subscriber growth, ARPU, and minutes of use, and low churn.

- As of March 31, 2000 we had 228,337 subscribers, an increase of 61% over the fourth quarter 1999. We continue to see strong subscriber growth and, as Jerry mentioned, we had more than 254,000 subscribers as of April 30, 2000.

- Average revenue per subscriber was approximately $67 per month (not including outcollect roaming revenue) for the quarter ended March 31, 2000.

-  Average usage per subscriber was approximately 320 minutes per month.

- Total system minutes of use (MOUs) grew 55% to 218 million during the first quarter, compared to 141 million in the fourth quarter. Roaming MOUs totaled 57 million in the first quarter compared to 39 million last quarter, for an increase of 46%.

- Average monthly churn rate for the three months ended March 31, 2000 increased slightly to 2.3%.

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EBITDA:
-------

 . Earnings before interest, taxes, depreciation and amortization excluding non-cash stock compensation (EBITDA) loss for the quarter was $31.4 million, compared to a $40.0 million loss for last quarter.

Net Loss:
---------
 . The net loss for the first quarter totaled $82.2 million, or $0.83 per share, compared to the fourth quarter 1999 loss of $114 million, or $1.29 per share.

Cash:
-----
 . At the end of the first quarter, TeleCorp had cash and cash equivalent balances totaling $94.6 million and available bank and vendor credit facilities of $410 million.


CAPEX:
------
 .  Capital expenditures for the three months were approximately $82 million

 .  Cost per gross add for the quarter was $349


Total Debt:
-----------

 . At the end of the first quarter, TeleCorp had committed total debt outstanding of $651 million.

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D.  Operations (Julie Dobson)
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 .  Thanks Tom.  As both Tom and Jerry have mentioned, we made significant progress in the first quarter as a business.

 . Beginning with our network expansion, we are very close to completing our phase II build out. We've launched thirty markets to date, and will commercially launch the Columbia/Jefferson City market in less than thirty days. We've constructed over 200 cell sites this year, added a second switch in New Orleans, and will turn on our seventh switch to serve our Arkansas property this weekend.

 . Our phase III build out is progressing well, as we expect to launch our Beaumont, TX and Alexandria, LA markets in the second quarter. We're currently building Evansville, Indiana; Carbondale, Ill; and Paducah, KY, and we are on schedule to complete Phase III this year. We currently have a total of 982 cell sites constructed, and as Jerry mentioned we cover 74% of our population.

 . And for those of you interested in our outlook on our new markets, we have started our designs in Iowa and Wisconsin - I've got a good idea on a build out plan and look forward to matching our aggressive records for launching markets.

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 .  In terms of network quality, we are proud of our record. We've already exceeded last year's total minutes, with 310 million minutes through April - with a dropped call rate which remains less than 1%, even with our significantly increased traffic

 . Our three call centers have grown to 360 representatives serving our customer base - and they answered 85% of our calls in less than 15 second in April.

 . As you've heard, subscriber acquisition was strong with a record 86,000 net adds. Our distribution grew this quarter by over 700 doors; most of which we are adding to sell prepaid cards only. Today, we have 1,367 doors, including 56 of our own stores where you can buy SunCom service. We have 10 stores under construction today and expect to end the year with 89 stores in the old TeleCorp footprint. We have 103 business representatives selling service, a 20 person telesales operation, and an on-line store. In total, our direct channels brought in about 50% of sales this quarter.

 . Our acquisition cost is $349 per add, which was brought down by over achievement and productivity improvements, especially in our retail distribution.

 . We introduced two new handsets in the first quarter, Ericsson's 1228 and T-18 both of which have received tremendous market acceptance. We're looking forward to rolling out new data enabled handsets this summer for mobile originated messaging, and a WAP line up as soon as the manufacturers are ready.

 . As Jerry announced, we launched Sun Burst Information services this month and currently have a sales contest in place to get early market acceptance for our I-3 Mobile content packages. We're launching voice activated voice mail in Memphis this month. We are trialing wireless office service in our headquarters before rolling it out to our large business customers.

 . And, finally, we've grown to over 1200 employees this month - with that, I'll turn it back to Jerry.

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E.  Summary (Jerry Vento)
--------------------------------------------------------------------------------

As you can see from our stellar operating results and our smart growth through acquisition, we have been aggressively moving on two fronts: maximizing our opportunities in all of our existing markets, while simultaneously growing our business into new markets. Our successful execution in both of these areas properly positions TeleCorp as a bold leader in wireless communications. We will continue to look at ways to expand our operations, while staying committed to delivering a superlative service in all of our markets.

With that I'd like to turn it over to questions.....

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F.  Q & A
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    Following Jerry's comments the operator will open the call up to questions from the participants

G.  Conclusion
    When there are no more questions the operator will turn the call back over to management for closing comments.

    WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp and Tritel with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., 111 E. Capitol Street, Suite 500, Jackson, MS 39201, Attention: Shareholder Relations, telephone: (601) 914-8000.

    EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM TELECORP SHAREHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE COMMISSION BY TELECORP PCS, INC. ON MARCH 10, 2000. Safe Harbor: Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

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